                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549
                                _____________________

                                     SCHEDULE 13D
                                    (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 1)(1)

                           GUILFORD PHARMACEUTICALS INC.
                           -----------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
                                    ------------
                           (Title of Class of Securities)

                                    401829 10 6
                                    -----------
                                   (CUSIP Number)

                                  Marc Schneidman
                                 BVF Partners L.P.
                         333 West Wacker Drive, Suite 1600
                              Chicago, Illinois  60606
                                    (312) 263-7777
                         ---------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   December 8, 1998
                                   ----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 7 Pages)

-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 401829 10 6                                   13D Page 2 of 7 Pages

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
              WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                     7    SOLE VOTING POWER
                               -0-

                     8    SHARED VOTING POWER
    NUMBER OF
      SHARES                   631,697
   BENEFICIALLY      9    SOLE DISPOSITIVE POWER
     OWNED BY                  -0-
       EACH
    REPORTING        10   SHARED DISPOSITIVE POWER
   PERSON WITH                 631,697

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              631,697

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*               / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.2%
   14    TYPE OF REPORTING PERSON*
              PN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 401829 10 6                                   13D Page 3 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                     7    SOLE VOTING POWER
                               -0-

                     8    SHARED VOTING POWER
                               1,277,674
    NUMBER OF
      SHARES         9    SOLE DISPOSITIVE POWER
   BENEFICIALLY                -0-
  OWNED BY EACH
    REPORTING        10   SHARED DISPOSITIVE POWER
   PERSON WITH                 1,277,674

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,277,674

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.5%
   14    TYPE OF REPORTING PERSON*
              PN


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 401829 10 6                                   13D Page 4 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

                     7    SOLE VOTING POWER
                               -0-

                     8    SHARED VOTING POWER
                               1,277,674
    NUMBER OF
      SHARES         9    SOLE DISPOSITIVE POWER
   BENEFICIALLY                -0-
  OWNED BY EACH
    REPORTING        10   SHARED DISPOSITIVE POWER
   PERSON WITH                 1,277,674

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,277,674

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.5%
   14    TYPE OF REPORTING PERSON*
              IA, CO

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 401829 10 6                                   13D Page 5 of 7 Pages



     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Guilford Pharmaceuticals Inc., a Delaware corporation ("Guilford").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since October 9, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 1,750 shares of the Stock for an aggregate consideration of $27,428.78, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, and sold an aggregate number of 62,200 shares of the Stock for an aggregate consideration of $852,566.43. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 750 shares of the Stock for an aggregate consideration of $11,678.78, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts, and sold an aggregate number of 172,100 shares of the Stock for an aggregate consideration of $2,327,984.23.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 631,697 shares of the Stock, Partners beneficially owns 1,277,674 shares of the Stock, and BVF Inc. beneficially owns 1,277,674 shares of the Stock, approximately 3.2%, 6.5% and 6.5%, respectively, of the aggregate number of shares outstanding as of November 10, 1998 (as reported in Guilford's most recent quarterly statement on Form 10-Q).

CUSIP NO. 401829 10 6                                   13D Page 6 of 7 Pages

     (b) BVF shares voting and dispositive power over the 631,697 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,277,674 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons in the last sixty (60) days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons in the last sixty (60) days.

CUSIP NO. 401829 10 6                                   13D Page 7 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               ----------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          ----------------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  December 24, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               ----------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          ----------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

                              FOR THE                            PRICE PER       TYPE OF
 TRADE DATE     BY           ACCOUNT OF          QUANTITY          SHARE          TRADE         BROKER
 ----------     --           ----------          --------        ---------       -------        ------
 10/27/98       BVF           Partners              1,000         $15.7500        Purchase        INET
 10/27/98       BVF           Partners            (1,600)         $16.7693        Sale            INET
 10/27/98       BVF Ltd.      Partners            (2,600)         $16.7693        Sale            INET
 11/17/98       BVF           Partners                750         $15.5417        Purchase        INET
 11/17/98       BVF Ltd.      Partners                750         $15.5417        Purchase        INET
 11/23/98       BVF           Partners            (1,000)         $15.1250        Sale            INET
 11/24/98       PAL           Partners            (1,000)         $15.0000        Sale            INET
 11/25/98       BVF           Partners            (6,000)         $14.8429        Sale            INET
 11/25/98       BVF Ltd.      Partners            (5,000)         $14.8429        Sale            INET
 11/25/98       BVF Ltd.      Partners            (3,800)         $14.8429        Sale            INET
 12/01/98       BVF           Partners            (3,300)         $14.0000        Sale            INET
 12/01/98       ILL10         Partners            (1,000)         $14.0000        Sale            INET
 12/01/98       BVF Ltd.      Partners            (4,000)         $14.0000        Sale            INET
 12/04/98       BVF           Partners           (36,300)         $13.3522        Sale            INET
 12/04/98       ILL10         Partners           (20,700)         $13.3522        Sale            INET
 12/04/98       PAL           Partners           (20,000)         $13.3522        Sale            INET
 12/04/98       ZPG           Partners            (6,000)         $13.3522        Sale            INET
 12/04/98       BVF Ltd.      Partners           (81,300)         $13.3522        Sale            INET
 12/04/98       BVF Ltd.      Partners           (10,600)         $13.5313        Sale            INET
 12/07/98       BVF           Partners           (10,000)         $13.6676        Sale            INET
 12/07/98       BVF Ltd.      Partners           (12,000)         $13.6676        Sale            INET
 12/08/98       BVF           Partners            (4,000)         $13.9552        Sale            INET

                              FOR THE                            PRICE PER       TYPE OF
 TRADE DATE     BY           ACCOUNT OF          QUANTITY          SHARE          TRADE         BROKER
 ----------     --           ----------          --------        ---------       -------        ------
 12/08/98       BVF Ltd.      Partners            (4,100)         $13.9552        Sale            INET


     INET      =    Instinet